Legg Mason Partners Income Trust
LMP Short Duration Municipal Income Fund
LMP Inflation Management Fund

On or about May 30, 2006, John Halebian, a purported shareholder of CitiSM
New York Tax Free Reserves, a series of Legg Mason
Partners Money Market
Trust, formerly a series of CitiFunds Trust III
(the Subject Trust), filed a
complaint in the United States District Court for the Southern District of
New York against the independent trustees of the Subject Trust (Elliott J. Berv,
Donald M. Carlton, A. Benton Cocanougher, Mark T.
Finn, Stephen Randolph
Gross, Diana R. Harrington, Susan B. Kerley, Alan
G. Merten and R. Richardson
Pettit). The Subject Trust is also named in the complaint as a nominal defendant. The complaint alleges both derivative claims on behalf of the
Subject Trust and class claims on behalf of a putative class of shareholders of the Subject Trust in connection with the 2005 sale of Citigroups asset management business to Legg Mason and the related approval of new investment advisory agreements by the trustees and shareholders. In the derivative claim, the plaintiff alleges, among other things, that the independent trustees breached their fiduciary duty to the Subject Trust and its shareholders by failing to negotiate lower fees or seek competing bids from other qualified investment advisers in connection with Citigroups sale to Legg Mason. In the claims brought on behalf of the putative class of shareholders, the plaintiff alleges that the independent trustees violated the proxy solicitation requirements of the 1940 Act, and breached their fiduciary duty to shareholders, by virtue of the voting procedures, including echo voting, used to obtain approval of the new investment advisory agreements and statements made in a proxy statement regarding those voting procedures. The plaintiff alleges that the proxy statement was misleading because it failed to disclose that the voting procedures violated the 1940 Act.
The relief sought includes an
award of damages, rescission of the advisory agreement, and an award of costs and attorney fees.
In advance of filing the complaint, Mr. Halebians lawyers made written demand for relief on the Board of the Subject
Trust, and the Boards
independent trustees formed a demand review committee to investigate the matters raised in the demand, and subsequently in the complaint, and recommend a course of action to the Board. The committee, after a thorough review, determined that the independent trustees did not breach their fiduciary duties as alleged by Mr. Halebian, and that the action demanded by
Mr. Halebian would not be in the best interests of the Subject Trust. The Board of the Subject Trust (the trustee who is an interested person of the Subject
Trust, within the meaning of the 1940 Act, having recused himself from the matter), after receiving and considering the committees report and based upon the findings of the committee, subsequently also determined and, adopting the recommendation of the committee, directed counsel to move to dismiss Mr. Halebians complaint. A motion to dismiss was filed on October 23, 2006. Opposition papers were filed on or about
December 7, 2006. The
complaint was dismissed on July 31, 2007. Mr.
Halebian has filed an appeal in
the U.S. Court of Appeals for the Second Circuit.
The appeal is pending.